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**File No. 82-5201**

July 26, 2005



Re: **Gamesa, S.A. —**
**Information Furnished Pursuant to Rule 12g3-2(b)**
under the Securities Exchange Act of 1934



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F treet, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release dated July 26, 2005, entitled, "Gamesa awards Iberdrola 56 MW of wind power in Greece for close to 78 million Euros".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.



Best regards,

Rosemarie M. DeMarco

Rosemarie M. DeMarco
Legal Assistant Coordinator
Capital Markets

Enclosure

By Hand Delivery

PRESS
RELEASE

**Agreement also covers sale to utility of further 110 MW of wind turbines by Gamesa Eólica in Europe in 2005-2008**

## GAMESA AWARDS IBERDROLA 56 MW OF WIND POWER IN GREECE FOR CLOSE TO 78 MILLION EUROS

**Vitoria-Gasteiz, Spain, 26 July 2005. Gamesa** and Iberdrola have reached a co-operation agreement in the Greek renewable energy source market that includes the sale to the Spanish utility of wind farms with a total installed capacity of 56 MW for around 78 million euros.

The agreement also includes the sale to Iberdrola of wind turbines for 110 MW by **Gamesa Eólica**, the world's second biggest wind turbine manufacturer, for the utility's wind farms in Europe in 2005-2008.

This is **Gamesa's** first wind farm sale in Greece, and it confirms the Greek wind power market as an attractive prospect for investment groups of various types, since other companies apart from Iberdrola have also been involved in the competitive tender for the sale.

This operation is part of **Gamesa's** strategy for the promotion and recurrent sale of wind farms.

**Gamesa** has been present in Greece since 1999, and has a portfolio of wind farms currently being promoted there in excess of 700 MW. World-wide, **Gamesa** has a promotion portfolio of more than 5000 MW at advanced stages of development.